# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CHUBB LIMITED, CIK 0000896159
CUSIP: H1467J104
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: BARENGASSE 32, Zurich, Switzerland (V8), CH-8001
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001067983

## Reporting persons
- Warren E. Buffett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 31,332,895; sole dispositive power 0; shared dispositive power 31,332,895; aggregate amount beneficially owned 31,332,895 (8% of the class)
- Berkshire Hathaway Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 31,332,895; sole dispositive power 0; shared dispositive power 31,332,895; aggregate amount beneficially owned 31,332,895 (8% of the class)
- National Indemnity Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 31,332,895; sole dispositive power 0; shared dispositive power 31,332,895; aggregate amount beneficially owned 31,332,895 (8% of the class)

## Item 1. Issuer
Name of issuer: CHUBB LIMITED
Address of issuer's principal executive offices: BARENGASSE 32, Zurich, Switzerland CH-8001

## Item 2. Person Filing
Name of person filing:
Warren E. Buffett
National Indemnity Company
Berkshire Hathaway Inc.
Address of principal business office or, if none, residence:
Warren E. Buffett and Berkshire Hathaway - 3555 Farnam Street, Omaha, Nebraska 68131.
National Indemnity Company - 1314 Douglas Street, Omaha, Nebraska 68102
Citizenship: Warren E. Buffett - United States citizen, National Indemnity Company - Nebraska corporation, Berkshire Hathaway Inc. - Delaware corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Cover Pages
Percent of class: See Cover Pages
Sole power to vote or to direct the vote: none
Shared power to vote or to direct the vote: 31,332,895 shares of common stock
Sole power to dispose or to direct the disposition: none
Shared power to dispose or to direct the disposition: 31,332,895 shares of common stock

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Warren E. Buffett: /s/ Warren E. Buffett, Warren E. Buffett (11/14/2025)
- Berkshire Hathaway Inc.: /s/ Warren E. Buffett, Warren E. Buffett, Chairman of the Board (11/14/2025)
- National Indemnity Company: /s/ Dale D. Geistkemper, Dale D. Geistkemper (11/14/2025)